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Eastern Market Brewing Co

Brewery

2515 Riopelle street
Detroit, MI 48207
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THE PITCH
Eastern Market Brewing Co is seeking investment to level up and cement its position as the hottest brewery in Michigan.
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INVESTOR PERKS

Eastern Market Brewing Co is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Invitation to Annual Owners Party Invest $500 or more to qualify. Unlimited available

We're going to throw down once a year, every year. Anyone with ownership will be invited.

Your Very Own Owner's Mug Invest $1,875 or more to qualify. 128 of 128 remaining

Invest $1,875 or more and we'll have a mug just for you waiting at your location of choice.

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2017
Founded
$4,000,000
Annual Revenue
75
Employees
64,839 Followers
Social Media
1,099 Members
Elephant Parade
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FOR THE FIRST TIME, EASTERN MARKET BREWING CO IS OFFERING EQUITY TO NEW INVESTORS

We just celebrated 5 years. It's been a wild ride. You can get in on the fun.

We have three customer-facing taprooms and Michigan's first fully self-service bar
Our beer has won multiple gold medals and amongst the highest rated in Michigan
We're the only brewery in Michigan self-distributing at scale with $1MM in annual distribution, anticipating $1.5MM next year
During the pandemic we got creative, acquiring ASHE Coffee and launched Detroit's premier vegan donut brand
Now you can own a piece of everything

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THIS IS A ONE TIME OPPORTUNITY TO OWN DETROIT'S FASTEST GROWING BREWERY

The table is set to become the largest independent brewery in Michigan

We opened three breweries in five years, doubling production capacity each time
We have capacity to produce 8,000 beer barrels/year with more space to expand in our Royal Oak production facility
Elephant Juice, our flagship IPA, makes up 1/3 of our sales with room to grow
We launched our first non-alcoholic beer this month, with more to come, in one of craft beer's fastest growing segments
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THE TEAM

Dayne Bartscht
Managing Partner

Management consultant and corporate strategist turned entrepreneur with an MBA from the University of Cambridge.

Anna Bluj
People Director

Certified HR professional for more than 14 years with an MBA concentrating in human resource management.

Pauline Knighton
VP of Sales & Marketing

Sales and marketing savant with a decade of beer experience, previously leading Short's Brewing to more than 40k barrels.

Jesse Forrester
Finance Director

Registered CPA with a Master of Science in Accounting, decade of finance experience, and an avid home brewer.

Michael Kelly
Brewing Director

Decade of brewing experience, working his way from home brewer to now running production across three breweries.

Michael Lauziere
Experience Director

10 years of hospitality operations experience primarily at well-regarded breweries with a focus on optimizing experiences.

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FIRST INTENDED USE OF FUNDS: GROWING SELF-DISTRIBUTION

Our self-distribution model allows us to own the supply chain. By hand delivering our product, the customer experience we cultivate in our taprooms extends to our retailers. Not only can we ensure better quality when compared to our competitors, but we also take home a higher margin (distributors generally take a 30% cut).

Self-distribution grew 50% in 2021 nearing $1MM and we expect to see similar growth in 2022 to $1.5MM
We're the only self-distributing brewery in both Busch's and Meijer, with Kroger expected to come online next year
Current delivering cans and draft beer to more than 400 accounts across Michigan
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SECOND INTENDED USE OF FUNDS: LINCOLN TAP EXTENSION

We just opened Lincoln Tap, the first fully self-service taproom in Michigan. With three breweries, we make a wide variety of beers. From our staples like Elephant Juice and Wunderboi to Ferndale Project NEIPAs and fruited sours, this space serves as our showroom. And we already need more seating.

Sales outpacing Eastern Market taproom
Room to expand as the taproom sits on the front side of our 16,000+ sq ft warehouse
Kitchen is built out and ready to serve the Detroit-style pizza that Ferndale Project became known for during the pandemic
Opportunities exist to leverage our self-distribution infrastructure to package the home delivery of pizza with our beer
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THIRD INTENDED USE OF FUNDS: EASTERN MARKET EXPANSION

When we first opened in Eastern Market, the plan was always to expand up. We have a beautiful second floor and rooftop that looks out across the city. Then we got distracted. 2023 is the year we get back to where it all started, investing in our flagship and cementing our place as the beer of Detroit.

Contracted with Five-Eighths, the master minds behind Ferndale Project's remodel
Architecture plans are close to complete and will be submitted by end of the year
Buildout includes a rooftop beer garden looking over the city and a second floor event space, tripling our seating
We'll be adding Detroit-style pizza too, driving more weekday traffic
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JUNE 2016
Locked in our location in Detroit's Eastern Market

Our flagship is located in Eastern Market, the largest open-air flowerbed market in the U.S. with 45,000+ visitors on Saturdays.

SEPTEMBER 2017
Opened Eastern Market Brewing Co to the public

It took just over a year and just under $1 million in initial investment to open our taproom to the public. As they say, the rest is history.

OCTOBER 2019
Acquired Axle Brewing Co in Ferndale, Michigan

We quickly ran out of brewing capacity in Eastern Market and expanded north to Ferndale. The plan was to open an experimental arm, focused on the hazy IPAs that drove our early success.

FEBRUARY 2020
Opened our second brewery, Ferndale Project

Our dream for Ferndale Project became a reality. It is now one of the highest-rated breweries in Michigan per Untappd, has become a community hub in Ferndale, and accounts for 50% of our revenue.

MARCH 2020
Started home delivery as a pandemic response

The hype in launching Ferndale Project didn't last long. Two weeks later, there was a global pandemic but we pivoted quickly, delivering more than $800,000 in beer to people's homes throughout 2020.

NOVEMBER 2020
Launched Dooped Donuts, a vegan donut brand

Home beer delivery wasn't our only pandemic pivot. We also launched a vegan donut brand that has continued to succeed expectations. We now have a storefront across from Comerica Park.

FEBRUARY 2021
Expanded to our Royal Oak production facility

2020 was such a success, that we ran out of room again and took over the former ROAK brewing facility in Royal Oak, Michigan. With it came a 16,000-square-foot warehouse and 30 barrel brewhouse.

DECEMBER 2021
Acquired ASHE Coffee and began roasting coffee

ASHE Coffee started as a pop-up at Ferndale Project and then joined our family of companies. Now we roast, sell, and distribute all of our own coffee, including what is in our coffee-inspired beers.

MARCH 2022
Completed renovations of Ferndale Project

We learned a lot in the first two years of operating Ferndale Project and incorporated all of that into our remodeled version of the space. Our experimental brewery and community hub came to life.

OCTOBER 2022

Opened Michigan's first fully self-service taproom

We opened Lincoln Tap to serve as a showroom for the many styles we brew across our three facilities. It's only been a month, but the customer response has been overwhelming. We need more seats.

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THANK YOU FOR CONSIDERING THIS RARE OPPORTUNITY TO GET IN ON THE GROUND FLOOR!

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PRESS

Now open: Michigan's first self-serving taproom in Royal Oak

Michigan's first self-serving taproom has opened and is located in Royal Oak.

Self-pour Taproom is Coming to Royal Oak with 30 Self-Serve Taps

Eastern Market Brewing Co, a craft brewery in Detroit, is opening Michigan's first fully self-service taproom.

Barrel-aged beers, pizza company in works as Eastern Market Brewing expands

Eastern Market Brewing Co. is expanding again -- this time into the old ROAK Brewing.

Eastern Market Brewing Co. plans Royal Oak expansion, including new taproom

Detroit brewery, which also owns Ferndale Project, will take over the former ROAK Brewing Co. space.

Ferndale Project to Debut Remodeled Taproom

Ferndale Project, an experimental sister brewery to Eastern Market Brewing Co., is debuting a new look.

Ferndale Project sets 'grand opening' for its remodeled, revisioned taproom

Eastern Market Brewing Co.-owned sister brewery will debut a remodeled and revisioned taproom.

Vegan Business Dooped Donuts Opens its First Shop in Detroit

The business will sell its handmade vegan donuts and ASHE Coffee beverages.

Vegan doughnut shop Dooped Donuts opens on National Donut Day

Born out of Ferndale Project's drive-thru market during the pandemic, Dooped Donuts will sell plant-based doughnuts and specialty coffee drinks.

10 Michigan breweries pick up awards at US Open Beer Championship

Several Michigan breweries also won gold, including the Ferndale Project, which snagged two of the top medals.

Eastern Market Brewing to launch beer delivery as virus threatens to cripple craft brewers

Home quarantines are never fun, but a good beer can make it better.

Michigan Microbrewers Want to Sell Their Own Beer Statewide. Got a Problem?

Eastern Market Brewing Co. is lobbying to change regulations that require them to pay a distributor.

Michigan Breweries Push for New Rules to Double Self-Distribution Limits on Beer

The proposal could make small breweries more competitive in a challenging market.

Eastern Market Brewing Company expected to open during After Dark event

The new brewery in Eastern Market will open in late September, 2017.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Invest in growing self-distribution $100,000
Lincoln Tap extension to meet demand $100,000
Kick off Eastern Market expansion $33,125
Mainvest Compensation $16,875
Total $250,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $5,000,000 $6,000,000 $6,900,000 $7,590,000 $7,969,500
Cost of Goods Sold $1,500,000 $1,800,000 $2,070,000 $2,277,000 $2,390,850
Gross Profit $3,500,000 $4,200,000 $4,830,000 $5,313,000 $5,578,650

EXPENSES

OpEx / G&A $1,250,000 $1,500,000 $1,725,000 $1,897,500 $1,992,375
Salaries & Headcount $1,750,000 $1,793,750 $1,838,593 $1,884,557 $1,931,670
Operating Profit $500,000 $906,250 $1,266,407 $1,530,943 $1,654,605

This information is provided by Eastern Market Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investment Round Status
Target Raise $250,000
Maximum Raise $1,000,000
Amount Invested $0
Investors 0
Investment Round Ends December 31st, 2022
Summary of Terms
Legal Business Name 5 Mile Brewing Company LLC
Minimum Investment Amount $500
Description of Securities

Key Terms:

Structure of Security - Non-Voting Common Units
Pre-Money Valuation - $10,000,000
Non-Voting Common Units Outstanding - 10,000,000
Non-Voting Common Units Available in Offering - 1,000,000
Price Per Unit - $1.00
Minimum investment amount - $500
Total Offering Amount - $1,000,000
Minimum Offering Amount - $250,000
Financial Condition
Historical milestones

Eastern Market Brewing Co has been operating for more than five years, beginning September 2017, and has achieved the following milestones:

Achieved revenue of $3,480,774 in 2021 from $2,458,610 in 2020

Total Assets of $2,382,153 and $172,783 of Cash & Cash Equivalents on hand at 2021 year-end, compared to Total Assets of $1,484,469 and $104,596 Cash & Cash Equivalents on hand in 2020

Breweries in Detroit, Michigan (2017), Ferndale, Michigan (2020), Royal Oak, Michigan (2021), and a Donut Shop and Coffee Roasterie in Detroit, MI (2021)

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Eastern Market Brewing Co has all the required infrastructure, including the equipment needed, leases secured, and market-tested brands, to meet the forecasts associated with the following milestones:

Achieve $5MM in revenue in 2023 and $6MM by 2024.

Achieve $500k in profit next year and $1MM within 3 years.

Risk Factors
Reliance on Management

As a securities holder, you will not be able to participate in Eastern Market Brewing Co's management or vote on and/or influence any managerial decisions regarding Eastern Market Brewing Co. Furthermore, if the founders or other key personnel of Eastern Market Brewing Co were to leave Eastern Market Brewing Co or become unable to work, Eastern Market Brewing Co (and your investment) could suffer substantially.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Eastern Market Brewing Co or management), which is responsible for monitoring Eastern Market Brewing Co's compliance with the law. Eastern Market Brewing Co will not be required to implement these and other investor protections.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Changes in Economic Conditions Could Hurt Eastern Market Brewing Co

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Eastern Market Brewing Co's financial performance or ability to continue to operate. In the event Eastern Market Brewing Co ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

The Company Might Need More Capital

Eastern Market Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Eastern Market Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Eastern Market Brewing Co and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

This information is provided by Eastern Market Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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